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January 17, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on January 16, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer
Tax, Accounting & Legal

File No. 82-2683

Press Release

Contact:

Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer TAL

+1 847 267 7153

leslie.bonacum@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv

+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer Tax, Accounting & Legal and Sage Software Significantly Expand Strategic Alliance

Riverwoods, Ill. (January 16, 2006) - Wolters Kluwer Tax, Accounting & Legal announced today a new agreement that significantly expands the strategic alliance between CCH, a Wolters Kluwer business, and Sage Software. The agreement further strengthens each company's ability to best serve the accounting community with premium products and services. The expanded alliance includes a number of new opportunities designed to allow CCH and Sage Software to leverage their key independent strengths in the accounting market.

CCH is a leading provider of tax and accounting information, software and services in the United States and Canada. Sage Software is a North American leader in providing small and mid-sized businesses and the accountants that serve them with a broad range of business management software.

The companies first announced their innovative alliance to deliver new solutions to the accounting market in May 2004. Since then, the two have collaborated on product integration projects between CCH ProSystem *fx* Tax and the Sage CPA Practice Manager and Sage FAS Asset Accounting products.

The expanded alliance will give Sage the ability to provide its customers and accountant partners with access to a range of CCH specialty information resources. The companies are actively exploring opportunities to work together in a number of other areas that will bring added value to their respective customers, including more product integration between Sage accounting and ERP solutions and CCH income tax, sales & use tax and accounting solutions. CCH will also explore new ways to leverage Sage solutions to enhance its offerings in the corporate market.

The agreement also includes the acquisition of the Sage Practice Solutions line of business by CCH, including Sage Practice Manager, Write-up and Document Manager. With CCH's broad focus on the needs of professional practices, the transfer of the business will better enable CCH to offer Sage Practice Solutions customers tighter links with CCH products and a complete set of information resources, services, and products from a single source. Terms of the agreement were not disclosed. Sage Software employees supporting the Sage Practice Solutions business line will become part of the CCH team. Customers will continue to work with their Sage Practice Solutions service representatives to ensure a seamless transition to CCH.

"CCH's goal is to help make tax and accounting professionals as productive and profitable as possible by providing them with best-of-breed products that are aligned with how they work, day in and day out," said Kevin Robert, CEO of CCH. "Building on the momentum that we established with Sage Software in 2004, CCH is advancing on this commitment to customers and we are eager to continue to partner with Sage Software to deliver solutions that are second to none."

About CCH, a Wolters Kluwer business

CCH, a Wolters Kluwer business (tax.cchgroup.com) is a leading provider of tax, audit and accounting information, software and services. It has served tax, accounting and business professionals and their clients since 1913. Among its market-leading products are The ProSystem *fx*® Office, CCH® Tax Research NetWork™, Accounting Research Manager™ and the U.S. Master Tax Guide®. CCH is based in Riverwoods, Ill. Wolters Kluwer is a leading multinational publisher and information services company.

Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

About Sage Software (formerly Best Software)

Sage Software offers leading business management software and services that support the needs, challenges and dreams of more than 2.4 million small and mid-sized business customers in North America. Its parent company, The Sage Group plc (London: SGE.L), supports 4.7 million customers worldwide. For more than 25 years, Sage Software has delivered easy-to-use, scalable and customizable software for accounting, customer relationship management, human resources, time tracking and the specialized needs of accounting practices and the construction, distribution, manufacturing, nonprofit and real estate industries. For more information, please visit the Web site at www.sagesoftware.com/moreinfo or call + 1(866) 308-2378.